DAIMLER TRUCKS RETAIL TRUST 2022-1
Investor Report

Collection Period Ended   30-Apr-2025

Amounts in USD

Dates

Collection Period No.	31			
Collection Period (from... to)	1-Apr-2025	30-Apr-2025		
Determination Date	13-May-2025			
Record Date	14-May-2025			
Distribution Date	15-May-2025			
Interest Period of the Class A-1 Notes (from... to)	15-Apr-2025	15-May-2025	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Apr-2025	15-May-2025	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	178,880,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	360,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	360,000,000.00	47,981,431.78	29,324,030.09	18,657,401.69	51.826116	0.081456
Class A-4 Notes	80,000,000.00	80,000,000.00	80,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**978,880,000.00**	**127,981,431.78**	**109,324,030.09**	**18,657,401.69**		
Overcollateralization	93,867,344.34	89,225,979.51	90,957,832.06			
Adjusted Pool Balance	1,072,747,344.34	217,207,411.29	200,281,862.15			
Yield Supplement Overcollateralization Amount	59,010,660.22	7,774,910.54	7,044,864.13			
Pool Balance	**1,131,758,004.56**	**224,982,321.83**	**207,326,726.28**			

	Amount	Percentage
Initial Overcollateralization Amount	93,867,344.34	8.75%
Target Overcollateralization Amount	93,865,392.63	8.75%
Current Overcollateralization Amount	90,957,832.06	8.48%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.070000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.230000%	209,119.07	0.580886	18,866,520.76	52.407002
Class A-4 Notes	5.390000%	359,333.33	4.491667	359,333.33	4.491667
Total		**568,452.40**		**19,225,854.09**	

Amounts in USD

Available Funds

Principal Collections	17,045,650.87
Interest Collections	892,382.43
Net Liquidation Proceeds	100,722.54
Recoveries	1,128,047.62
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	59,050.63
Available Collections	**19,225,854.09**
Reserve Fund Draw Amount	0.00
Available Funds	**19,225,854.09**

Distributions

(1) Total Servicing Fee	0.00
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount	568,452.40
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	18,657,401.69
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
(9) Excess Collections to Certificateholders	0.00
Total Distribution	**19,225,854.09**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	0.00	0.00	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	568,452.40	568,452.40	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	209,119.07	209,119.07	0.00
thereof on Class A-4 Notes	359,333.33	359,333.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	568,452.40	568,452.40	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	18,657,401.69	18,657,401.69	0.00
Aggregate Principal Distributable Amount	18,657,401.69	18,657,401.69	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,681,868.36
Reserve Fund Amount - Beginning Balance	2,681,868.36
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	8,674.79
minus Net Investment Earnings	8,674.79
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,681,868.36
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	8,674.79
Net Investment Earnings on the Collection Account	50,375.84
Investment Earnings for the Collection Period	59,050.63

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,131,758,004.56	6,504
Pool Balance beginning of Collection Period	224,982,321.83	2,555
Principal Collections	13,187,468.19	
Principal Collections attributable to Full Pay-offs	3,858,182.68	
Principal Purchase Amounts	0.00	
Principal Gross Losses	609,944.68	
Pool Balance end of Collection Period	207,326,726.28	2,427
Pool Factor	18.32%	

	As of Cutoff Date	Current
Weighted Average APR	5.07%	4.81%
Weighted Average Number of Remaining Payments	40.44	19.34
Weighted Average Seasoning (months)	16.34	43.11

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	196,602,056.01	2,325	94.83%
31-60 Days Delinquent	2,876,424.19	51	1.39%
61-90 Days Delinquent	2,643,882.09	33	1.28%
91-120 Days Delinquent	5,204,363.99	18	2.51%
Total	207,326,726.28	2,427	100.00%

Delinquency Trigger			**10.500%**
60+ Delinquency Receivables to EOP Pool Balance			3.79%
Delinquency Trigger occurred			No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	609,944.68	14	57,133,044.87	585
Principal Net Liquidation Proceeds	100,280.94		7,866,165.89	
Principal Recoveries	1,072,730.97		11,039,092.99	
Principal Net Loss / (Gain)	(563,067.23)		38,227,785.99	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(3.126%)
Prior Collection Period	1.371%
Second Prior Collection Period	8.202%
Third Prior Collection Period	9.551%
Four Month Average	4.000%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	3.378%
Average Net Credit Loss/(Gain)	65,346.64

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

| | Total Pool | | | | | |
| | Cumulative Loss | | Delinquncies | | | Lifetime |
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.09%	0.02%	0.07%	0.02%	- %	9.59%
2	0.11%	0.03%	0.24%	0.03%	0.01%	8.33%
3	0.17%	0.06%	0.24%	0.14%	0.02%	7.67%
4	0.26%	0.12%	0.51%	0.11%	0.11%	8.52%
5	0.33%	0.16%	0.64%	0.30%	0.03%	8.36%
6	0.46%	0.23%	0.98%	0.28%	0.05%	8.76%
7	0.67%	0.39%	0.64%	0.14%	0.14%	9.67%
8	0.87%	0.50%	0.71%	0.38%	0.11%	9.96%
9	1.00%	0.59%	0.76%	0.57%	0.14%	9.89%
10	1.05%	0.60%	0.90%	0.22%	0.30%	9.69%
11	1.32%	0.79%	1.14%	0.56%	0.11%	10.31%
12	1.41%	0.83%	1.26%	0.59%	0.45%	10.05%
13	1.60%	0.96%	0.78%	0.54%	0.41%	10.10%
14	1.75%	1.03%	1.63%	0.62%	0.32%	10.13%
15	2.02%	1.23%	1.24%	0.37%	0.26%	10.05%
16	2.22%	1.38%	1.29%	0.38%	0.20%	9.90%
17	2.33%	1.43%	2.11%	0.50%	0.21%	9.60%
18	2.45%	1.52%	2.61%	0.97%	0.16%	9.40%
19	2.56%	1.59%	2.12%	1.23%	0.51%	9.45%
20	2.68%	1.67%	4.27%	0.44%	1.26%	9.62%
21	2.96%	1.89%	2.07%	3.13%	0.25%	10.13%
22	3.13%	2.00%	1.81%	1.28%	2.23%	10.39%
23	3.96%	2.76%	2.43%	0.88%	0.61%	11.28%
24	4.11%	2.86%	2.97%	1.15%	0.57%	11.11%
25	4.23%	2.94%	2.91%	1.89%	0.43%	11.81%
26	4.28%	2.95%	2.19%	2.28%	1.01%	11.83%
27	4.44%	3.06%	2.50%	0.99%	2.36%	11.68%
28	4.71%	3.25%	2.33%	1.42%	1.62%	12.07%
29	4.95%	3.40%	2.39%	1.26%	1.25%	12.09%
30	4.99%	3.43%	2.47%	2.06%	1.36%	11.76%
31	5.05%	3.38%	1.39%	1.28%	2.51%	11.96%